19003332

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Porter 310-405-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Boulevard (Address) Santa Monica (City) CA (State) 90404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

See Attached Acknowledgment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California)

County of Los Angeles)

On February 27, 2019 before me, LORETTA WALSH GRUBER, NOTARY,
(here insert name and title of the officer)

personally appeared DAVID RONALD PORTER

,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

LORETTA WALSH GRUBER
COMM. #2128622
Notary Public - California
Los Angeles County
My Comm. Expires Oct. 1, 2019

Signature [signature]

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document

titled/for the purpose of ______________________

______________________,

containing ______ pages, and dated ______________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ______________________ Title(s)

____

- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________________

representing: ______________________
Name(s) of Person(s) or Entity(ies) Signer is Representing

______________________.

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)

☐ ______________________

Contents

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FocalPoint Securities, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2017, were audited by other auditor whose report dated February 28, 2018, expressed an unqualified opinion on those statements.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers during the fiscal year ended December 31, 2018 due to the adoption of the new revenue recognition standard. The Company adopted the new revenue recognition standard using a modified retrospective approach.

We also have audited the adjustment to the 2017 financial statements using a modified retrospective approach to apply the change in method of accounting for revenue from contracts with customers, as described in Note 2. In our opinion, such adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 financial statements of the Company other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2017 financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained on Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information at Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gumbiner Savett Inc.

We have served as the Company's auditor since 2018.

Santa Monica, California
February 28, 2019

FocalPoint Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	2,058,374
Short-term investments		8,064,066
Accounts receivable		75,750
Contract assets		115,189
Prepaid expenses and other assets		93,234
Property and equipment, net of accumulated depreciation and amortization of $425,340		183,775
Security deposit		109,197
Total Assets	$	10,699,585

Liabilities and Members' Equity

Liabilities		
Accrued compensation and bonuses	$	8,191,627
Contract liabilities		867,500
Accounts payable and accrued expenses		255,241
Deferred rent		125,280
Total Liabilities		9,439,648
Commitments and contingencies		
Members' Equity		1,259,937
Total Liabilities and Members' Equity	$	10,699,585

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2018

Revenues	
Investment banking fees	$ 22,210,221
Interest Income	73,207
Total Income	22,283,428
Expenses	
Members compensation and benefits	4,313,343
Employee compensation and benefits	11,924,729
Marketing	905,668
Rent	535,530
Referral fees	939,674
Professional fees	503,459
Travel and entertainment	546,417
Office and administration	359,947
Research expenses	237,896
Computer expenses	217,267
Telephone and communications	100,020
Regulatory fees and expenses	82,663
Insurance, licenses and fees	115,455
Depreciation and amortization	68,145
Total Expenses	20,850,213
Net Income	$ 1,433,215

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2018

Balance, December 31, 2017	$ 853,827
Adjustment to opening balance for change in accounting principle (Note 2)	(757,500)
Adjusted Opening balance at January 1, 2018	96,327
Capital distributions	(269,605)
Net Income	1,433,215
Balance, December 31, 2018	$ 1,259,937

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 1,433,215
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	68,145
Accrued interest on short-term investments	(4,943)
Changes in operating assets and liabilities:	
Accounts receivable	(53,250)
Contract assets	6,383
Prepaid expenses and other assets	23,502
Security deposits	9,190
Accrued compensation and bonuses	6,711,107
Accounts payable and accrued expenses	77,509
Contract liabilities	110,000
Deferred rent	26,596
Net cash provided by operating activities	8,407,454
Cash flows from investing activities:	
Purchases of property and equipment	(124,806)
Purchases of short-term investments	(26,256,508)
Redemptions of short-term investments	18,197,385
Net cash used in investing activities	(8,183,929)
Cash flows from financing activities:	
Capital Distribution	(269,605)
Net cash used in financing activities	(269,605)
Net decrease in cash	(46,080)
Cash at beginning of year	2,104,454
Cash at end of year	$ 2,058,374

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

FocalPoint Securities, LLC (the "Company") was originally incorporated as a limited liability company in the State of California on October 7, 1971 under the name of JB Financial. The Company is managed by its members and will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments – Short-term investments consist of U.S. Treasury securities with maturities of three months or less. The Company classifies its short-term investments as held to maturity which are recorded at amortized cost.

Accounts Receivable – Accounts receivable are stated at the customers' outstanding balances less any allowance for doubtful accounts. Receivables are evaluated by management as to their collectability on an individual basis prior to an allowance being established. Management believes there are no uncollectible accounts at December 31, 2018.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or conclusion of the assignment. Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Fees from private placement of securities are recognized when all the related services have been provided and the placement of securities is completed.

Note 2 - Significant Accounting Policies - Revenue Recognition (continued)

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The Company adopted Topic 606 in January 2018 under a modified retrospective approach. As a result of adopting Topic 606, non-refundable deposits in connection with financial advisory assignments are recognized in revenues upon completion of the underlying transaction or when the assignment is otherwise concluded. Prior to January 2018, non-refundable deposits were recognized in revenues in accordance with the terms of the respective contracts.

The following table summarizes the effects of adopting Topic 606 on the Company's financial statements for the year beginning January 1, 2018 as an adjustment to the opening balance:

		Balance as of December 31, 2017		Adjustment from Topic 606		Opening balance as of January 1, 2018
Assets:						
Accounts receivable	$	144,072	$	(121,572)		22,500
Contract assets	$	-	$	121,572		121,572
Liabilities:						
Contract liabilities	$	-	$	757,500	$	757,500
Members' Equity	$	853,827	$	(757,500)	$	96,327

Contract Assets – Reimbursable costs incurred in connection with contracts with customers are deferred and recorded as contract assets. These reimbursable costs are recognized in the income statement when the transaction underlying the related contract is completed or otherwise concluded. Total contract assets as of December 31, 2017 were $121,572. During the year ended December 31, 2018, the Company incurred $169,596 of reimbursable costs that was initially recorded as contract assets and recognized $175,979 as costs and revenue. Total contract assets as of December 31, 2018 was $115,189.

Contract Liabilities - A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2017 was $757,500. During the year ended December 31, 2018, the Company received $890,000 of payments in advance of performing service and recognized $780,000 as revenue. Total contract liabilities as of December 31, 2018 was $867,500.

Income Taxes - The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2 - Significant Accounting Policies (continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2014 and onwards.

Property and Equipment - Furniture, fixtures and equipment are stated at historical cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of useful life of the improvement or the term of the lease. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2018.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The authoritative guidance with respect to fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.
- Level 2: Inputs other than quoted prices included in Level 1, that are directly or indirectly observable in the marketplace.
- Level 3: One or more significant inputs are unobservable.

The Company's financial instruments primarily consist of cash, short-term investments, accounts receivable, accounts payable and accrued expenses. As of the balance sheet date, the carrying value of these financial instruments approximates fair value due to the short-term nature of these instruments.

Guaranteed Payments - Guaranteed payments to members that are intended as compensation for services rendered are accounted for as the Company's operating expense rather than as allocation of net income to members. Guaranteed payments made to members amounted to approximately $780,000 for the year ended December 31, 2018 and are included in members compensation and benefits expense.

Recent Accounting Pronouncement - In February 2016, FASB, issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the changes is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective January 1, 2019. While the Company is continuing to assess the potential impact of this standard, it expects its lease commitment will be subject to the updated standard and recognized as a lease liability and right-of-use asset upon adoption.

Note 3 - Concentrations of Risk

Cash
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits and short-term investments. At December 31, 2018, the Company maintained balances that were in excess of federally insured limits. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk related to cash and short-term investments.

Accounts receivable
At December 31, 2018, the Company's accounts receivable were due from two customers.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $682,792 which was $119,673 in excess of its required net capital of $563,119. The Company had a net capital ratio of 12.37 to 1 at December 31, 2018.

Note 5 – Pension Plan

The Company has adopted a 401(k) plan covering eligible employees of the Company. All fulltime employees are eligible to participate in the plan after one year of service. The Company matches 10% of eligible employee contributions each year. The amount of matching contributions for the year ended December 31, 2018 was $24,100, which is included in Employee compensation and benefits.

Note 6 – Commitments and Contingencies

Operating Lease

The Company leases facilities in Los Angeles and Chicago under long-term agreements expiring on June 30, 2020 and January 30, 2024 respectively. The Company entered into a new lease agreement in Chicago during 2017 which commenced on February 1, 2018. Under the lease agreements the Company is responsible for its share of operating expenses and taxes. The Chicago lease requires a security deposit in the form of a letter of credit for an amount of $150,000, which is unused as of December 31, 2018.

The Company records monthly rent expense on the straight-line basis, equal to the total of the lease payments over the lease term divided by the number of months of the lease term.

Note 6 – Commitments and Contingencies (continued)

The annual rental commitments for years ending December 31, is as follows:

	Los Angeles	Chicago	Totals
2019	$ 427,290	$ 158,845	$ 586,135
2020	218,394	162,819	381,213
2021	0	166,879	166,879
2022	0	171,027	171,027
2023 Thereafter	0	189,941	189,941
Totals	$ 645,684	$ 849,511	$ 1,495,195

Rent expense for the year 2018 was $535,530.

Litigation

The Company is party to litigation arising in the ordinary course of business. It is management's opinion that the outcome of such matters will have not have a material effect on the Company's financial statements; however, the results of litigation and claims are inherently unpredictable.

Note 7 – Bank Loans

The Company maintains an operating line of credit with a bank in the amount of $1,000,000, of which $150,000 is available for stand-by letter of credit (see Note 6). The line of credit expires on April 15, 2020, and is secured by substantially all the assets of the Company and personal guarantees of the Members and trusts of which Members are the trustee. The interest rate on the operating line is calculated at the Wall Street Journal published prime rate plus 1%. At December 31, 2018 such interest rate was 6.50% with no outstanding balance on the line of credit. There were no draws on the operating line of credit during the year ended December 31, 2018. Borrowings under this line of credit are subject to certain financial covenants with which the Company was in compliance at December 31, 2018.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these financial statements.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2018

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 1,259,937
Nonallowable assets		
Accounts receivable	75,750	
Contract assets	115,189	
Prepaid expenses and other assets	93,234	
Property and equipment, net of depreciation and amortization	183,775	
Security Deposit	109,197	(577,145)
Net Capital		682,792
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		563,119
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		563,119
Excess Capital		119,673
Excess (deficiency) net capital at 1000% (net capital less 10% of aggregate indebtedness)		(161,895)
Computation of Aggregate Indebtedness		
Total allowable liabilities		8,446,868
Aggregate indebtedness to net capital		12.37 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Reported on FOCUS IIA as of December 31, 2018	$ 1,471,713
Decrease in equity**	(809,832)
Decrease in non allowable assets	20,911
Net Capital per Audited Report	$ 682,792

**Primarily related to change in accounting principle, see Note 2

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON REVIEW OF EXEMPTION REPORT

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which FocalPoint Securities, LLC (the "Company") (1) identified the provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett Inc.
Santa Monica, California
February 28, 2019

FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7077
www.focalpointllc.com

February 28, 2019

Gumbiner Savett, Inc
1723 Cloverfield Blvd.
Santa Monica, CA 90404

RE: SEC Rule 17a-5(d) (4) Exemption Report

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2) (i) the Company conducts business on a fully disclosed basis and does not execute nor clear securities transactions for any customers.

FocalPoint Securities, LLC met the rules of Section 240, 15c3-3 (k)(2)(i) exemption requirements for the period from January 1, 2018 through December 31, 2018.

Sincerely,

FOCALPOINT Securities, LLC
David R. Porter
Chief Financial Officer

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by FocalPoint Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. FocalPoint Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United Stated) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III ("Financials") for the year ended December 31, 2018 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Santa Monica, California

February 28, 2019